FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces First Half and Second Quarter 2007 Earnings

•	In 2Q 2007 net income increases 11.5% QoQ and 0.2% YoY totaling Ch$80,487 million (Ch$0.43 per share and US$0.84/ADR).

•	ROAE in 2Q 2007 reached 25.8% compared to 22.4% in 1Q 2007 and 28.7% in 2Q 2006.

•	Core revenues up 19.0% QoQ and 12.3% YoY.

•	Net interest margin reaches a record level of 5.5%, up 50 basis points YoY, as the better earnings mix enhances margins. Net interest income increased 23.3% QoQ and 10.9% YoY.

•	Net fee income increased 4.4% QoQ and 18.5% YoY driven by a rise in product usage and higher asset management fees.

•
Solid growth of client base and distribution network. The total number of clients increased 14.5% YoY to 2.6 million and the Bank opened 20 new branches in the 1H 2007, expanding its branch network to 417 offices.

•	Total loans increased 2.7% QoQ and 12.4% YoY. Consumer loans increased 18.8% YoY while residential mortgage loans grew 20.2% and lending to SMEs increased 18.7%.

•
The funding mix improved in the 2Q 2007. Total customer funds increased 3.8% QoQ and 16.1% YoY led by the 5.2% QoQ and 17.7% YoY rise in average non-interest bearing demand deposits. Assets under management in the Bank’s mutual fund subsidiary increased 12.9% QoQ and 42.2% YoY.

•	Efficiency ratio reached 36.0% in 2Q 2007.

•	Coverage of past due loans reached 200%. QoQ growth of adjusted provision expenses stabilizing. In 2Q 2007 YoY growth of provision expenses reached 107.8%.

•
Net income increased 5.5% in 1H 2007 compared to 1H 2006 and totaled Ch$152,676 million (Ch$0.81/share and US$1.60/ADR). Growth was led by a 16.7% increase in core revenues. The net interest margin in 1H 2007 reached 5.1% compared to 4.7% in 1H 2006. ROAE was 24.1% and Efficiency improved to 36.9% in 1H 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santiago, Chile, July 27, 2007. Banco Santander Chile (NYSE: SAN) announced today its unaudited results for the first half and second quarter of 2007. These results are reported on a consolidated basis in accordance with Chilean GAAP1  Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized. ,2  The exchange rate used for translating Ch$ to US$ was Ch$527.55 per US$ dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. in nominal Chilean pesos.

In the second quarter of 2007 net income totaled Ch$80,487 million (Ch$0.43 per share and US$0.84/ADR), increasing 11.5% compared to 1Q 2007 (from now on QoQ) and 0.2% compared to 2Q 2006 (from now on YoY). Core revenues (net interest income and fees) increased 19.0% QoQ and 12.3% YoY, as the Bank continued to show strong results in its retail banking business.

Strong growth of core revenues and solid margin expansion
(Core revenues*, Ch$ million and Net interest margin, %)

* Core revenues: Net interest income + fees

In the quarter the Bank focused on increasing its margins and profitability by raising its profitability targets, taking into consideration the different risk levels of the segments attended. As a consequence, Net interest income increased 23.3% QoQ and 10.9% YoY driven by solid margin expansion, the higher growth of retail lending activities and the positive evolution of non-interest bearing liabilities.

In 2Q 2007 the net interest margin reached a record level of 5.5%, increasing 110 basis points QoQ and 50 basis points YoY. Total loans increased 2.7% QoQ and 12.4% YoY, with stronger growth in retail segments. Consumer loans expanded 1.1% QoQ and 18.8% YoY. Residential mortgage loans increased 4.5% QoQ and 20.2% YoY. Commercial loans increased 1.2% QoQ and 5.4% YoY, led by an increase in lending to high yielding Small and Mid-sized companies (SMEs).

1 Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2 The exchange rate used for translating Ch$ to US$ was Ch$527.55 per US$ dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The funding mix improved in the 2Q 2007. During the quarter the economy grew at a faster pace than expected, fuelling an increase in inflation and a rise in short-term interest rates. Despite rising rates, the average balance of non-interest bearing checking accounts increased 5.2% QoQ and 17.7% YoY.

Net fee income increased 4.4% QoQ and 18.5% YoY in 2Q 2007. Insurance brokerage fees increased 3.4% QoQ and 32.8% YoY, reflecting the strength of the Bank’s bancassurance business. Assets under management grew 12.9% QoQ and 42.2% YoY, fuelling asset management fee growth which expanded 17.3% QoQ and 46.1% YoY in the quarter. Credit card fees increased 3.1% QoQ and 13.7% YoY, as usage of credit cards continues to expand. ATM fees increased 2.2% QoQ and 11.2% YoY in line with the growth of the Bank’s ATM network.

In 2Q 2007, the Bank’s net provisions expenses increased 24.5% QoQ and 107.8% YoY. The QoQ rise in provision expense was mainly due to the one-time net pretax gain of Ch$7,754 million recognized in 1Q 2007 due to the sale of charged-off loans, the implementation of an improved provisioning model for consumer loans and extraordinary provisions in the middle-market. On an adjusted basis, provision expense increased 2.6% QoQ, mainly due to higher provisions in the middle-market. Net provisions in retail banking, on an adjusted basis, decreased 3.3% QoQ. As mentioned in previous releases, provisions were expected to increase due to the growth of lending to higher yielding and riskier retail segments and the upgrading of provisioning models and credit scoring in order to maintain provisioning and coverage standards up to date with the expansion of this profitable business. As a consequence, the Bank continues to display sound asset quality indicators. Coverage of past due loans reached 200% at June 2007. The past due loan ratio as of June 2007 reached 0.84% compared to 0.80% as of March 2007 and 0.79% in 2Q 2007. The expected loan loss ratio (reserves for loan losses over total loans) remained steady at 1.68% compared to 1.64% in 1Q 2007.

Costs remain under control. In 2Q 2007 operating expenses increased 9.4% YoY. The efficiency ratio reached 36.0% in 2Q 2007, the lowest efficiency ratio among the leading banks in Chile and Latin America.

Net income increased 5.5% in 1H 2007 compared to 1H 2006 and totaled Ch$152,676 million (Ch$0.81/share and US$1.60/ADR). Growth was led by a 16.7% increase in core revenues. The net interest margin in 1H 2007 reached 5.1% compared to 4.7% in 1H 2006. ROAE was 24.1% in 1H 2007 and the efficiency ratio was 36.9%. The ROAE for the Chilean banking system in the same period was 16.3% and the efficiency ratio reached 51.2%. Net income in the Chilean banking system increased 0.2% in 1H 2007 compared to 1H 2006 (a decrease of 2.2%, excluding Santander).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Net interest income	192,163	155,892	173,249	10.9%	23.3%
Fees and income from services	47,107	45,109	39,767	18.5%	4.4%
Core revenues	239,270	201,001	213,016	12.3%	19.0%
Total provisions, net of recoveries	(45,214)	(36,331)	(21,760)	107.8%	24.5%
Gains losses on financial transactions	4,539	10,230	9,541	(52.4%)	(55.6%)
Other operating income, net	(11,298)	(10,537)	(9,133)	23.7%	7.2%
Operating expenses	(83,818)	(76,101)	(76,626)	9.4%	10.1%
Income before income taxes	94,449	86,758	96,658	(2.3%)	8.9%
Net income	80,487	72,189	80,345	0.2%	11.5%
Net income/share (Ch$)	0.43	0.38	0.43	0.2%	11.5%
Net income/ADR (US$)[1]	0.84	0.74	0.81	3.9%	14.0%
Total loans	12,541,155	12,208,166	11,153,071	12.4%	2.7%
Customer funds	12,569,958	12,108,365	10,825,912	16.1%	3.8%
Shareholders’ equity	1,228,053	1,317,185	1,084,985	13.2%	(6.8%)
Client margin[2]	5.2%	5.1%	5.1%
Net interest margin	5.5%	4.4%	5.0%
Efficiency ratio	36.0%	37.9%	35.9%
Return on average equity[3]	25.8%	22.4%	28.7%
PDL / Total loans	0.84%	0.80%	0.79%
Coverage ratio of PDLs	199.8%	204.2%	166.6%
Risk index[4]	1.68%	1.64%	1.32%
BIS ratio	13.0%	14.6%	12.2%
Branches[5]	417	410	367
ATMs	1,744	1,635	1,443
Employees	8,913	8,691	7,782
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Client net interest income / average loans (See Net interest revenue).
3.	Annualized Quarterly Earnings / Average Equity.
4.	Reserve for loan losses / Total loans on a consolidated basis.
5.	Includes SuperCaja branches inaugurated in 4Q 2006.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INTEREST EARNING ASSETS

Strong focus on profitability

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Consumer loans	1,889,268	1,869,318	1,590,374	18.8%	1.1%
Residential mortgage loans*	3,024,742	2,894,243	2,516,791	20.2%	4.5%
Commercial loans	4,221,007	4,172,835	4,006,219	5.4%	1.2%
Commercial mortgage loans**	155,827	168,704	184,484	(15.5%)	(7.6%)
Foreign trade loans	663,313	869,615	671,886	(1.3%)	(23.7%)
Leasing	810,598	787,287	720,424	12.5%	3.0%
Factoring	175,780	125,144	162,901	7.9%	40.5%
Other outstanding loans	29,424	44,153	34,118	(13.8%)	(33.4%)
Contingent loans	1,115,134	1,010,376	1,030,589	8.2%	10.4%
Interbank loans	350,393	168,554	146,725	138.8%	107.9%
Past due loans	105,668	97,937	88,559	19.3%	7.9%
Total loans	12,541,154	12,208,166	11,153,070	12.4%	2.7%
Total financial investments	1,374,164	1,197,671	1,565,034	(12.2%)	14.7%
Total interest-earning assets	13,915,319	13,405,837	12,718,105	9.4%	3.8%
* Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**  Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 2Q 2007, total loans increased 2.7% QoQ and 12.4% YoY. In the quarter, the Bank focused on increasing its margins and profitability by raising its profitability targets, taking into consideration the different risk levels of the segments attended. As a consequence, Net interest income increased 23.3% QoQ and 10.9% YoY driven mainly by solid margin expansion and higher retail lending activities.

Consumer loans expanded 1.1% QoQ and 18.8% YoY. Market share in consumer loans reached 26.4% as of June 2007 and increased 8 basis points YoY. Residential mortgage lending increased 4.5% QoQ and 20.2% YoY. Market share in residential mortgage lending reached 25.6% as of June 2007, rising 18 basis points YoY. Despite rising long-term interest rates demand for residential mortgage remains strong. The risk index of residential mortgage loans is 0.25% as of June 30, 2007, down from 0.28% at June 30, 2006.

Commercial loans increased 1.2% QoQ and 5.4% YoY led by an increase in lending to Small and Mid-sized companies (SMEs). This was also reflected in the growth of leasing and factoring operations that are mainly driven by the SME and middle market segments. The Bank also revamped its pricing structure among SMEs and continued with the policy of focusing on allocating efficiently its capital to the most profitable uses in Corporate Banking and stressing the growth of non-lending products to this segment. Market share in lending to companies, as defined by the Superintendence of Banks, decreased 164 basis points YoY to 19.8%. The 23.7% QoQ decrease in foreign trade loans was due in part to large one-time short-term trade operations realized in 1Q 2007. The appreciation 2.2% appreciation of the peso also produced a translation loss in this loan product. Total loan market share decreased 103 basis points YoY and reached 21.8% as of June 2007, reflecting the growth pattern of the Bank in order to increase its profitability.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Loans by business segment*	Quarter ended,			% Change
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Total loans to individuals	5,376,224	5,214,822	4,611,707	16.6%	3.1%
SMEs	1,905,480	1,864,258	1,604,724	18.7%	2.2%
Total retail lending	7,281,704	7,079,080	6,216,431	17.1%	2.9%
Institutional lending	191,410	192,168	196,268	(2.5%)	(0.4%)
Middle-Market & Real estate	2,302,678	2,348,975	2,249,668	2.4%	(2.0%)
Corporate	1,280,267	1,376,704	1,310,135	(2.3%)	(7.0%)
*Excludes contingent loans and interbank loans

Retail lending expanded 2.9% QoQ and 17.1% YoY. Loans to individuals increased 3.1% QoQ and 16.6% YoY. Loans to SMEs increased 2.2% QoQ and 18.7% YoY.

Lending to the middle market segment decreased 2.0% QoQ and 10.5% YoY. Spreads of new loans in this segment have been under pressure and the Bank avoided renewing some loan operations at unattractive returns.

Loans in corporate banking decreased 7.0% QoQ and decreased 2.3% YoY. This decline was mainly due to the reduction in foreign trade loans and translation losses produced by the appreciation of the peso in the quarter. Foreign trade loans are somewhat volatile on a quarter to quarter basis in this segment, as a few customers concentrate a large percentage of total exports, especially in the mining sector.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

CUSTOMER FUNDS

Good growth of customer funds. Funding mix improves

Funding	Quarter ended,			Change %
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Non-interest bearing deposits	2,649,259	2,543,569	2,367,553	11.9%	4.2%
Time deposits and savings accounts	7,343,069	7,280,989	6,645,164	10.5%	0.9%
Total customer deposits	9,992,328	9,824,558	9,012,717	10.9%	1.7%
Mutual funds	2,577,630	2,283,807	1,813,195	42.2%	12.9%
Total customer funds	12,569,958	12,108,365	10,825,912	16.1%	3.8%
Total customer funds increased 3.8% QoQ and 16.1% YoY. During the quarter the economy grew at a faster pace than expected, fuelling a rise in inflation and a rise in short-term interest rates. As a result, the overnight reference rate set by the Central Bank was raised 25 basis points to 5.25% in July 2007. Despite rising rates, non-interest bearing liabilities increased 4.2% QoQ and 11.9% YoY. The average balance of non-interest bearing checking accounts increased 5.2% QoQ and 17.7% YoY.

Total quarterly average non-interest bearing demand deposits	Quarter ended,			Change %
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Total	2,185,216	2,077,301	1,856,259	17.7%	5.2%

Time deposits increased 0.9% QoQ and 10.5% YoY. The Bank has been issuing senior bonds to fund lending, especially residential mortgage loans, in order to minimize interest rate risk in a tightening interest rate environment. In the quarter the balance of senior bonds increased 32.9% as the Bank issued US$350 million in local senior bonds in the quarter. Santander has the best risk ratings for any private issuer in Latam, which have been recently up-graded.

Long-term funding	Quarter ended,			Change %
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Bond	747,098	562,285	562,778	32.8%	32.9%
Sub-bonds	477,041	491,133	390,984	22.0%	(2.9%)
Total	1,224,139	1,053,418	953,762	28.3%	16.2%

Assets under management in the Bank’s mutual fund subsidiary increased 12.9% QoQ and 42.2% YoY. The strength of the local and international stock markets boosted investment levels and the value of funds under management in the quarter.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET INTEREST INCOME

Record net interest margin driven by improved asset mix and higher inflation

Net Interest Income	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Client net interest income [1,2]	156,852	150,071	137,291	14.2%	4.5%
Non-client net interest income [1,3]	35,311	5,821	35,958	(1.8%)	506.6%
Net interest income	192,163	155,892	173,249	10.9%	23.3%
Average interest-earning assets	14,001,833	14,204,463	13,928,060	0.5%	(1.4%)
Average loans	12,043,872	11,686,106	10,672,363	12.9%	3.1%
Net interest margin [4,5]	5.5%	4.4%	5.0%
Client margin [4]	5.2%	5.1%	5.1%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	24.5%	23.7%	20.5%
Quarterly inflation rate [6]	1.37%	0.20%	1.32%
Avg. overnight interbank rate (nominal)	5.08%	5.09%	4.96%
Avg. 10 year Central Bank yield (real)	2.90%	2.69%	3.18%
1.	The Bank has modified the methodology of calculating client and non-client income. The historical evolution of this indicator is available in the appendix of this report.
2.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
3.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
4.	Annualized
5.	Client net interest income divided by average loans
6.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income in 2Q 2007 increased 10.9 YoY and 23.3% QoQ. In 2Q 2007 the net interest margin reached a record level of 5.5%, increasing 110 basis points QoQ and 50 basis points YoY, reflecting the growth of retail lending activities, the positive evolution of non-interest bearing liabilities and the constant focus of adequately allocating capital to the most productive use.

Client net interest income. Client net interest income - which is net interest income (and margins) generated by our commercial areas - increased 14.2% YoY and 4.5% QoQ. This growth was led by the 3.1% QoQ and 12.9% YoY increase in average loans. Client net interest margins increased 10 basis points QoQ and YoY to 5.2%. The ratio of average non-interest bearing liabilities to interest earning asset reached 24.5% in 2Q 2007 compared to 23.7% in 1Q 2007 and 20.5% in 2Q 2006. In the quarter, the Bank focused on increasing its margins and profitability by raising its profitability targets, taking into consideration the different risk levels of the segments attended. The growth of retail lending activities and the positive evolution of non-interest bearing liabilities were also factors that explain the growth of client net interest income and margins in the period.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Non-Client net interest income. Non-client net interest income - which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management - totaled a gain of Ch$35,311 million decreasing 1.8% YoY and increasing 506.6% QoQ. The QoQ rise was mainly due to the higher inflation rate in 2Q 2007, +1.37%, compared to 0.20% in 1Q 2007 and 1.32% in 2Q 2006. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in Unidades de Fomento (UF, an inflation-linked currency). The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. This positive gap is in part hedged with peso/UF derivatives, the results of which are recognized in the net gains from financial transactions. This is also partially offset by the loss from price level restatement.

PROVISION FOR LOAN LOSSES

Provision expense stabilizing in the retail segment. Coverage ratio reaches 200%

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Provisions	(11,556)	(26,551)	1,178	-%	(56.5%)
Charge-offs	(47,965)	(46,872)	(34,995)	37.1%	2.3%
Gross provisions and charge-offs	(59,521)	(73,423)	(33,817)	76.0%	(18.9%)
Adjusted gross provisions and charge-offs*	(59,521)	(57,603)	(33,817)	76.0%	3.3%
Loan loss recoveries	14,307	37,092	12,057	18.7%	(61.4%)
Adjusted loan loss recoveries*	14,307	13,518	12,057	18.7%	5.8%
Net provisions	(45,214)	(36,331)	(21,760)	107.8%	24.5%
Net provisions adjusted*	(45,214)	(44,085)	(21,760)	107.8%	2.6%
Total loans	12,541,154	12,208,167	11,153,070	12.4%	2.7%
Total reserves (RLL)	211,113	200,021	147,583	43.0%	5.5%
Past due loans** (PDL)	105,668	97,937	88,559	19.3%	7.9%
Gross provision expense / loans***	1.90%	2.41%	1.21%
Net provision expense / loans ***	1.44%	1.19%	0.78%
PDL/Total loans	0.84%	0.80%	0.79%
Expected loss (RLL / loans)	1.68%	1.64%	1.32%
RLL / Past due loans	199.8%	204.2%	166.6%
*  See text and footnote 3
** Past due loans: installments or credit lines more than 90 days overdue
***  Annualized

In 2Q 2007, the Bank’s net provisions expenses increased 24.5% QoQ and 107.8% YoY. On an adjusted basis, provision expense increased 2.6% QoQ mainly due to higher provisions in the middle-market. This segment, after an extended period of very low provisioning levels due to a strong operational environment, is returning to a more normalized provision schedule.

3 In 1Q 2007 the Bank recognized an extraordinary provision expense of Ch$13,379 million mainly due to implementation of an improved provisioning model for consumer loans and Ch$2,441 in provisions in the middle-market segment. In the quarter, the Bank also recognized a gain of Ch$23,574 million in one-time recoveries from the sale of charged-off loans. All together, this resulted in a one-time net pretax gain of Ch$7,754 million recognized in 1Q 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net provision expense by segment	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Retail banking*	43,102	44,575	21,313	102.2%	(3.3%)
Middle-market	1,792	(1,042)	443	304.1%	--%
Corporate banking	(32)	41	29	--%	--%
Leasing subsidiary	(109)	(84)	(377)	(71.1%)	30.5%
Total**	44,753	43,490	21,408	109.0%	2.9%
* Includes individuals and SMEs. ** Excludes one-time effects in 1Q 2007 and provisions over repossessed assets

The 107.8% YoY increase in provision expense in 2Q 2007 was mainly due to higher provisioning in retail banking (+102.2%). This was mainly due to the growth of lending to higher yielding and riskier retail segments. As mentioned in previous releases, provisions were expected to increase due to the growth of lending to higher yielding and riskier retail segments and the upgrading of provisioning models and credit scoring in order to maintain provisioning and coverage standards up to date with the expansion of this profitable business. However, net provisions in retail banking, on an adjusted basis, decreased 3.3% QoQ.

Loan loss recoveries in 1Q 2007 include the one-time pretax gain of Ch$23,574 million from the sale of charged-off loans.3 This explains the 61.4% QoQ decrease in loan loss recoveries during 2Q 07. On an adjusted basis, loan loss recoveries increased 18.7% YoY and 5.8% QoQ in 2Q 2007. This reflects, in part, the successful re-organization of the collection department commenced in the second half of 2006.

As a consequence of the strengthening of the Bank credit policies and processes, the Bank continues to display sound asset quality indicators. Coverage of past due loans reached 200% at June 2007. The past due loan ratio as of June 2007 reached 0.84% compared to 0.80% as of March 2007 and 0.79% in 2Q 2007. The expected loan loss ratio (reserves for loan losses over total loans) remained steady at 1.68% compared to 1.64% in 1Q 2007.

Going forward, the Bank expects asset quality indicators to remain sound, but as the retail banking portfolio increases and provisioning levels in the middle market return to historical levels, provision expense and the risk index could continue to rise.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FEE INCOME

Growth in client base, product usage and higher asset management volume boosts fees

Fee income	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Checking accounts	13,822	13,280	13,370	3.4%	4.1%
Adm. & collection of insurance policies	7,644	7,052	5,495	39.1%	8.4%
Mutual fund services	7,145	6,093	4,889	46.1%	17.3%
Credit cards	5,046	4,892	4,438	13.7%	3.1%
Automatic teller cards	3,959	3,873	3,562	11.2%	2.2%
Insurance brokerage	3,027	2,927	2,279	32.8%	3.4%
Stock brokerage	1,920	1,984	237	711.3%	(3.2%)
Santander SuperCaja	734	505	--	--%	45.3%
Other product and services	3,811	4,503	5,498	(30.7%)	(15.4%)
Total fee income, net	47,107	45,109	39,767	18.5%	4.4%
Fees / operating expense	56.2%	59.3%	51.9%

Net fee income increased 4.4% QoQ and 18.5% YoY in 2Q 2007. The Bank continues to expand its client base, cross-selling and product usage, especially in retail banking along with positive results from asset management. The total number of clients increased 14.5% YoY to 2.6 million.

Insurance brokerage fees increased 3.4% QoQ and 32.8% YoY in 2Q 2007. Fees from the administration and collection of insurance policies increased 8.4% QoQ and 39.1% YoY in the same period. These high growth rates reflect the strength of the Bank’s distribution network in distributing insurance products and collecting insurance premiums.

Asset management has been an important contributor to fee income in 2007. Fees from mutual fund management increased 17.3% QoQ and 46.1% YoY in 2Q 2007. Assets under management totaled Ch$2,577,630 million and increased 42.2% YoY and 12.9% QoQ, fuelling asset management fee growth.

A greater amount of clients with checking accounts coupled with continuous improvements in client service has led to better cross selling ratios. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account and that uses at least three other products) increased 17.9% YoY as of June 2007. In Santander Banefe, the amount of cross-sold clients (clients that uses at least 2 or more other products) rose 25.2% YoY as of June 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

This rise in client base has been driven by the growth in our retail checking account base. The total number of retail clients with a checking account has increased 17.9% YoY in 2Q 2007. Market share in checking accounts reached 27.7% as of May 2007, the latest figure available, compared to 26.0% as of May 2006. In this period, the Bank’s opened 43.6% of all new account opened in the Chilean market. As a result, in 2Q 2007 fees from checking accounts increased 3.4% YoY and 4.1% QoQ. This was partially offset by a regulatory change introduced in the beginning of year that prohibited certain fees charged to checking account holders related to bad check clearance.

Credit card fees increased 3.1% QoQ and 13.7% YoY in 2Q 2007. According to information published by Transbank, the industry’s credit card processor, as of June 2007 purchases with Santander credit cards in monetary terms were growing 17.3% YoY in real terms compared to 16.3% for the market. Market share in terms of purchases reached 35.4% as of June 2007 compared to 35.1% as of June 2006. This industry is also facing intense competition in this product offsetting, in part, the increases in market share and business activity.

ATM fees increased 2.2% QoQ and 11.2% YoY in line with the expansion of the Bank’s ATM network. As of June 2007 the Bank had a total of 1,744 ATMs, the largest network in Chile, which represents a 20.9% YoY increase. An extensive ATM network is key to this process.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Investing to sustain growth momentum in retail banking

* Including Santander SuperCaja offices

The fees collected by the subsidiary Santander Servicios de Recaudación y Pagos Ltda (Santander SuperCaja) continued to grow after the successful launch of this new branch format for payment services. These payment centers will operate seven days a week and total 26 branches. In 2Q 2007 SuperCaja generated fees of Ch$734 million in 2Q 2007, 45.3% higher than in 1Q 2007.

In 1Q 2007, the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa was completed. The Bank now owns 50.5% of the merged entity. This has boosted the Bank’s participation in the stock brokerage business, especially among retail clients by better utilizing the Bank’s distribution network to brokerage shares. Fees from stock brokerage increased 711.3% YoY and decreased 3.2% QoQ in 2Q 2007.

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 36.0% in 2Q 2007

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Personnel expenses	42,879	37,664	39,132	9.6%	13.8%
Administrative expenses	30,354	28,604	27,607	10.0%	6.1%
Depreciation and amortization	10,585	9,833	9,888	7.1%	7.6%
Operating expenses	83,818	76,101	76,626	9.4%	10.1%
Efficiency ratio*	36.0%	37.9%	35.9%
* Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

The Bank continues to have a world class efficiency ratio. In 2Q 2007, operating expenses increased 9.4% YoY. The efficiency ratio reached 36.0% in 2Q 2007 and 36.9% in the first half of 2007. Personnel expenses increased 9.6% YoY. Headcount has increased 14.5% in the same period, totaling 8,913 employees. Santander SuperCaja and the merger of the stock brokerages have added 200 new employees to headcount. The 10.0% YoY increase in administrative expenses was directly linked to the higher commercial activities and the larger distribution network.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The 10.1% QoQ increase in operating expenses was mainly due to the 13.8% QoQ increase in personnel expenses, which was mainly due to seasonal factors. 1Q personnel expenses are seasonally lower than the rest of the year.

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Gains and losses on financial transactions	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Net gain (loss) from trading and mark-to-market	(628)	15,492	39,291	--%	--%
Foreign exchange transactions, net	5,167	(5,262)	(29,750)	(117.4%)	(198.2%)
Gains (losses) on financial transactions[4]	4,539	10,230	9,541	(52.4%)	(55.6%)
Adjusted Gains (losses) on financial transactions	4,539	10,230	2,452	85.1%	(55.6%)
Quarterly inflation rate*	1.37%	0.20%	1.32%
Avg. overnight interbank rate (nominal)	5.08%	5.09%	4.96%
Avg. 10 year Central Bank yield (real)	2.90%	2.69%	3.18%
*Quarterly variation of the Unidad de Fomento (UF)

In 2Q 2007 the gain on financial transactions totaled Ch$4,539 million down 55.6% QoQ and 52.4% YoY.

The most important factors that drives this line item are: (1) the quarterly inflation rate, which impact the results from the Bank’s peso/UF hedging; (2) the movement of long-term rates, which affects the mark-to-market of the fixed income trading portfolio; (3) the net results from proprietary trading (fixed income, FX and equity); (4) the results from market making and, (5) the sale of derivatives to clients. In June 2006, and following the guidelines of the Superintendency of Banks, new accounting standards were adopted for the valuation of financial instruments and derivatives, as well as new guidelines for hedge accounting. This resulted in a one-time gain in the month of June 2006 of Ch$7,089 million. Excluding this effect, the gains and losses on financial transactions increased 85.1% YoY in 2Q 2007.

The 55.6% QoQ decline in gains from financial transactions in 2Q 2007 was mainly due to the higher inflation rate in 2Q 2007 compared to 1Q 2007. In order to keep interest rate risk in line with regulatory limits, the Bank hedges part of the UF gap with derivatives. The results produced by this hedge are recognized in this line item. All-in the Bank benefits from a higher inflation scenario due to the positive gap between assets and liabilities denominated in UFs.

4 For analysis purposes only, we have created the line item: Gains (losses) on financial transactions. This is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives, and foreign exchange transactions. The results recorded in foreign exchange transactions mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q 2007	1Q 2007	2Q 2006	2Q 07/ 2Q 06	2Q / 1Q 2007
Sales force expense	(4,934)	(4,703)	(4,121)	19.7%	4.9%
Other operating expenses, net	(6,364)	(5,834)	(5,012)	27.0%	9.1%
Total other operating loss, net	(11,298)	(10,537)	(9,133)	23.7%	7.2%

Non-operating income, net	5,613	1,051	(8,522)	(165.9%)	434.1%
Income attributable to investments in other companies	(728)	134	409	(277.8%)	(643.2%)
Losses attributable to minority interest	(282)	(540)	(20)	1346.2%	(47.8%)
Total non-operating results, net	4,603	645	(8,132)	(156.6%)	613.7%
Price level restatement	(13,633)	(2,149)	(10,247)	33.0%	534.4%
Income tax	(13,962)	(14,569)	(16,314)	(14.4%)	(4.2%)

Other operating results, net totaled a loss of Ch$11,299 million, increasing 7.2% QoQ and 23.7% YoY in 2Q 2007. Total sales force expenses reached Ch$4,934 million in 2Q 2007 increasing 4.9% QoQ and 19.7% YoY, reflecting the strong commercial efforts being made in retail banking. Other net operating expenses increased 9.1% QoQ and 27.0% YoY mainly due to higher customer service expenses and expenses relating to the promotion of our credit card business.

Non-operating income, net totaled a gain of Ch$4,603 million in 2Q 2007 compared to a gain of Ch$645 million in 1Q 2007 and a loss of Ch$8,132 million in 2Q 2006. This difference is mainly due to the reversal of Ch$5,434 million non-credit related contingencies in 2Q 2007. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other impairments.

Price level restatement in the quarter totaled a loss of Ch$13,633 million. The Bank must adjust its capital and fixed assets for the variations in price levels. Since the Bank's capital is larger than fixed assets, when inflation is positive, the Bank usually records a loss from price restatement and vice-versa. The inflation rate of +1.37% in 2Q 2007 compared to 1.32% in 2Q 2006 and 0.20% in 1Q 2007 explains the variation of this result.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 2Q 2007 reaches 25.8% with a solid BIS ratio of 13.0%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Total capital and reserves	1,079,822	1,247,268	952,342	13.4%	(13.4%)
Unrealized gain (loss) available for sale portfolio	(4,445)	(2,272)	(12,136)	(63.4%)	95.6%
Net Income	152,676	72,189	144,779	5.5%	111.5%
Total shareholders’ equity	1,228,053	1,317,185	1,084,985	13.2%	(6.8%)
Return on average equity (ROAE)	25.8%	22.4%	28.7%

Shareholders’ equity totaled Ch$1,228,053 million as of June 30, 2007. The Bank paid during 2Q 2007 its annual dividend of Ch$0.98504643 per share, corresponding to 65% of 2006 net income and was 19.1% higher than the dividend paid in 2006. This explains the 13.4% decrease in the Bank’s capital QoQ.

The Bank’s ROAE in 2Q 2007, reached 25.8%. The Bank’s BIS ratio as of March 31, 2007 was 14.6% with a Tier I ratio of 10.6%. The dividend paid explains this lower level.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	June 30, 2007	March 31, 2007	June 30, 2006	June 2007/2006	June / March 2007
Tier I	1,075,377	1,244,996	940,206	14.4%	(13.6%)
Tier II	467,469	470,098	372,999	25.3%	(0.6%)
Regulatory capital	1,542,846	1,715,095	1,313,205	17.5%	(10.0%)
Risk weighted assets	11,851,230	11,741,425	10,769,595	10.0%	0.9%
Tier I ratio	9.1%	10.6%	8.7%
BIS ratio	13.0%	14.6%	12.2%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for June 2007, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and seventh in the world by profit. Founded in 1857, Santander has EUR 833,873 million in assets and EUR 1,000,996 million in managed funds, 67 million customers, 10,852 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2006, Santander registered €7,596 million in net attributable profits, an increase of 22% from the previous year.

In Latin America, Santander manages over US$250 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 4,370 offices. In 2006, Santander reported $2.866 million in net attributable income in Latin America, 29% higher than the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
New Email: rmorenoh@santander.cl
Website: www.santander.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	30-Jun	30-Jun	31-Mar	30-Jun	% Change	% Change
	2007	2007	2007	2006	June 2007 / 2006	June / March 2007
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
A S S E T S

Cash and due from banks
Noninterest bearing	1,403,285	740,303	410,617	855,315	(13.4%)	80.3%
Interbank deposits-interest bearing	552,236	291,332	605,586	731,049	(60.1%)	(51.9%)
Total cash and due from banks	1,955,521	1,031,635	1,016,203	1,586,364	(35.0%)	1.5%

Financial investments
Trading	1,268,240	669,060	790,234	839,973	(20.3%)	(15.3%)
Available for sale	1,277,589	673,992	360,745	543,136	24.1%	86.8%
Held to maturity	0	0	0	0	--%	--%
Investment collateral under agreements to repurchase	58,975	31,112	46,692	181,925	(82.9%)	(33.4%)
Total financial investments	2,604,804	1,374,164	1,197,671	1,565,034	(12.2%)	14.7%

Loans, net
Commercial loans	8,001,151	4,221,007	4,172,835	4,006,219	5.4%	1.2%
Consumer loans	3,581,211	1,889,268	1,869,318	1,590,374	18.8%	1.1%
Mortgage loans (Financed with mortgage bonds)	814,746	429,819	456,482	555,077	(22.6%)	(5.8%)
Foreign trade loans	1,257,346	663,313	869,615	671,886	(1.3%)	(23.7%)
Interbank loans	664,189	350,393	168,554	146,725	138.8%	107.9%
Leasing	1,536,533	810,598	787,287	720,424	12.5%	3.0%
Other outstanding loans	5,603,175	2,955,955	2,775,762	2,343,218	26.1%	6.5%
Past due loans	200,299	105,668	97,937	88,559	19.3%	7.9%
Contingent loans	2,113,798	1,115,134	1,010,376	1,030,589	8.2%	10.4%
Reserves	(400,176)	(211,113)	(200,021)	(147,583)	43.0%	5.5%
Total loans, net	23,372,272	12,330,042	12,008,145	11,005,488	12.0%	2.7%

Derivatives	795,028	419,417	377,628	325,163	29.0%	11.1%

Other assets
Bank premises and equipment	430,153	226,927	222,228	221,255	2.6%	2.1%
Foreclosed assets	21,272	11,222	12,641	12,778	(12.2%)	(11.2%)
Investments in other companies	10,818	5,707	7,026	6,642	(14.1%)	(18.8%)
Assets to be leased	76,336	40,271	27,572	20,754	94.0%	46.1%
Other	1,466,582	773,696	664,310	463,448	66.9%	16.5%
Total other assets	2,005,161	1,057,823	933,777	724,877	45.9%	13.3%

TOTAL ASSETS	30,732,786	16,213,081	15,533,424	15,206,926	6.6%	4.4%

 BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

		30-Jun		30-Jun		31-Mar		30-Jun	% Change	% Change
		2007		2007		2007		2006	June 2007 / 2006	June / March 2007
LIABILITIES AND SHAREHOLDERS' EQUITY	$	US thousands	$	Ch millions	$	Ch millions	$	Ch millions

Deposits

Current accounts		3,262,868		1,721,326		1,676,370		1,572,712	9.4%	2.7%
Bankers drafts and other deposits		1,758,948		927,933		867,199		794,841	16.7%	7.0%
Total non-interest bearing deposits		5,021,816		2,649,259		2,543,569		2,367,553	11.9%	4.2%

Savings accounts and time deposits		13,919,191		7,343,069		7,280,989		6,645,164	10.5%	0.9%
Total deposits		18,941,007		9,992,328		9,824,558		9,012,717	10.9%	1.7%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans		8,164		4,307		4,605		5,752	(25.1%)	(6.5%)
Other Banco Central borrowings		193,621		102,145		237,241		166,067	(38.5%)	(56.9%)
Total Banco Central borrowings		201,785		106,452		241,846		171,819	(38.0%)	(56.0%)

Investments sold under agreements to repurchase		301,202		158,899		167,280		149,641	6.2%	(5.0%)

Mortgage finance bonds		918,146		484,368		509,697		592,837	(18.3%)	(5.0%)

Other borrowings
Bonds		1,416,165		747,098		562,285		562,778	32.8%	32.9%
Subordinated bonds		904,257		477,041		491,133		390,984	22.0%	(2.9%)
Borrowings from domestic financial institutions		0		0		0		3,590	--%	--%
Foreign borrowings		2,206,805		1,164,200		615,930		1,637,251	(28.9%)	89.0%
Other obligations		99,344		52,409		70,046		53,338	(1.7%)	(25.2%)
Total other borrowings		4,626,571		2,440,748		1,739,394		2,647,941	(7.8%)	40.3%
Total other interest bearing liabilities		6,047,704		3,190,467		2,658,217		3,562,238	(10.4%)	20.0%

Derivatives		692,194		365,167		375,290		289,098	26.3%	(2.7%)

Other liabilities
Contingent liabilities		2,117,257		1,116,959		1,012,880		1,031,766	8.3%	10.3%
Other		572,873		302,219		327,830		224,680	34.5%	(7.8%)
Minority interest		33,909		17,888		17,464		1,442	1140.5%	2.4%
Total other liabilities		2,724,039		1,437,066		1,358,174		1,257,888	14.2%	5.8%

Shareholders' equity
Capital and reserves		2,038,436		1,075,377		1,244,996		940,206	14.4%	(13.6%)
Income for the year		289,406		152,676		72,189		144,779	5.5%	111.5%
Total shareholders' equity		2,327,842		1,228,053		1,317,185		1,084,985	13.2%	(6.8%)
TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY		30,732,786		16,213,081		15,533,424		15,206,926	6.6%	4.4%

		0		0		0		0

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Million of nominal Chilean pesos

	IIQ2007	IIQ 2007	IQ 2007	IIQ 2006	% Change	% Change
	US $thousands	Ch$ millions	Ch$ millions	Ch$ millions	IIQ 2007/2006	IIQ / IQ 2007
Interest income and expense
Interest income	720,658	380,183	288,317	341,190	11.4%	31.9%
Interest expense	(356,402)	(188,020)	(132,425)	(167,941)	12.0%	42.0%
Net interest income	364,256	192,163	155,892	173,249	10.9%	23.3%
Provision for loan losses	(85,706)	(45,214)	(36,331)	(21,760)	107.8%	24.5%
Fees and income from services
Fees and other services income	109,262	57,641	55,370	49,418	16.6%	4.1%
Other services expense	(19,968)	(10,534)	(10,261)	(9,651)	9.1%	2.7%
Total fee income	89,294	47,107	45,109	39,767	18.5%	4.4%
Market related income
Net gain (loss) from trading and mark-to-market	(1,190)	(628)	15,492	39,291	(101.6%)	(104.1%)
Foreign exchange transactions,net	9,794	5,167	(5,262)	(29,750)	(117.4%)	(198.2%)
Total gains (losses) on financial transactions	8,604	4,539	10,230	9,541	(52.4%)	(55.6%)
Other operating income, net
Other operating income, net	(21,416)	(11,298)	(10,537)	(9,133)	23.7%	7.2%
Operating expenses
Personnel salaries and expenses	(81,279)	(42,879)	(37,664)	(39,132)	9.6%	13.8%
Administrative and other expenses	(57,538)	(30,354)	(28,604)	(27,607)	10.0%	6.1%
Depreciation and amortization	(20,064)	(10,585)	(9,833)	(9,888)	7.1%	7.6%
Total operating expenses	(158,882)	(83,818)	(76,101)	(76,626)	9.4%	10.1%
Other income and expenses
Nonoperating income, net	10,640	5,613	1,051	(8,522)	(165.9%)	434.1%
Income attributable to investments in other companies	(1,380)	(728)	134	409	(277.9%)	(643.3%)
Losses attributable to minority interest	(535)	(282)	(540)	(20)	1346.2%	(47.8%)
Total other income and expenses	8,725	4,603	645	(8,132)	(156.6%)	613.6%
Gain (loss) from price-level restatement	(25,842)	(13,633)	(2,149)	(10,247)	--	--
Income before income taxes	179,033	94,449	86,758	96,658	(2.3%)	8.9%
Income taxes	(26,466)	(13,962)	(14,569)	(16,314)	(14.4%)	(4.2%)
Net income	152,568	80,487	72,189	80,345	0.2%	11.5%

BANCO SANTANDER CHILE
FIRST HALF INCOME STATEMENT
Million of nominal Chilean pesos

	IH 2007	IH 2007	IH 2006	% Change
	US$ thousands	Ch$ millions	Ch$ millions	2007/2006
Interest income and expense
Interest income	1,267,178	668,500	558,785	19.6%
Interest expense	(607,421)	(320,445)	(259,647)	23.4%
Net interest income	659,757	348,055	299,138	16.4%
Provision for loan losses	(154,573)	(81,545)	(47,231)	72.7%
Fees and income from services
Fees and other services income	214,219	113,011	95,958	17.8%
Other services expense	(39,418)	(20,795)	(17,861)	16.4%
Total fee income	174,800	92,216	78,097	18.1%
Gains on financial transactions
Net gain (loss) from trading and mark-to-market	28,176	14,864	82,599	(82.0%)
Foreign exchange transactions,net	(180)	(95)	(49,747)	(99.8%)
Total gains on financial transactions	27,995	14,769	32,852	(55.0%)
Other operating income, net
Other operating income, net	(41,389)	(21,835)	(16,903)	29.2%
Operating expenses
Personnel salaries and expenses	(152,674)	(80,543)	(73,137)	10.1%
Administrative and other expenses	(111,758)	(58,958)	(53,443)	10.3%
Depreciation and amortization	(38,703)	(20,418)	(18,964)	7.7%
Total operating expenses	(303,135)	(159,919)	(145,544)	9.9%
Other income and expenses
Nonoperating income, net	12,632	6,664	(19,538)	(134.1%)
Income attributable to investments in other companies	(1,126)	(594)	649	(191.5%)
Losses attributable to minority interest	(1,558)	(822)	(84)	878.6%
Total other income and expenses	9,948	5,248	(18,973)	(127.7%)
Gain (loss) from price-level restatement	(29,916)	(15,782)	(7,466)	111.4%
Income before income taxes	343,488	181,207	173,970	4.2%
Income taxes	(54,082)	(28,531)	(29,191)	(2.3%)
Net income	289,406	152,676	144,779	5.5%

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
ASSETS

CASH AND DUE FROM BANKS
Noninterest bearing	346,360	855,315	716,085	947,741	410,617	740,303
Interbank deposit-interest bearing	969,594	731,049	307,289	144,666	605,586	291,332
Total cash and due from banks	1,315,954	1,586,364	1,023,373	1,092,407	1,016,203	1,031,635

FINANCIAL INVESTMENTS
Trading	844,288	839,973	671,975	639,461	790,234	669,060
Available for sale	561,962	543,136	602,872	345,108	360,745	673,992
Held to maturity	0	0	0	0	0	0
Investments purchased under agreements to resell	33,036	181,925	14,422	30,807	46,692	31,112
Total financial investments	1,439,286	1,565,034	1,289,269	1,015,376	1,197,671	1,374,164

LOANS,NET
Commercial loans	3,958,263	4,006,219	4,082,361	4,048,221	4,172,835	4,221,007
Consumer loans	1,480,355	1,590,374	1,692,432	1,800,507	1,869,318	1,889,268
Mortgage loans (Financed with mortgage bonds)	585,309	555,077	525,963	485,849	456,482	429,819
Foreign trade loans	589,509	671,886	656,171	741,776	869,615	663,313
Interbank loans	195,798	146,725	134,609	151,491	168,554	350,393
Leasing	694,733	720,424	754,572	764,408	787,287	810,598
Other outstanding loans	2,199,034	2,343,218	2,519,305	2,681,461	2,775,762	2,955,955
Past due loans	100,382	88,559	88,863	92,559	97,937	105,668
Contingent loans	933,590	1,030,589	963,463	1,022,687	1,010,376	1,115,134
Reserve for loan losses	(149,112)	(147,582)	(160,879)	(174,064)	(200,021)	(211,113)
Total loans, net	10,587,861	11,005,488	11,256,859	11,614,895	12,008,146	12,330,042

DERIVATIVES	305,712	325,163	305,641	372,688	377,628	419,417

OTHER ASSETS
Bank premises and equipment	219,510	221,255	222,441	231,360	222,228	226,927
Foreclosed assets	13,815	12,778	14,373	15,775	12,641	11,222
Investments in other companies	6,600	6,642	6,941	6,654	7,026	5,707
Assets to be leased	24,263	20,754	23,619	30,293	27,572	40,271
Other	557,395	463,448	483,377	463,991	664,310	773,696
Total other assets	821,582	724,877	750,751	748,072	933,777	1,057,823

TOTAL ASSETS	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS
Noninterest bearing
Current accounts	1,481,426	1,572,712	1,487,518	1,663,414	1,676,370	1,721,326
Bankers´ drafts and other deposits	736,502	794,842	787,028	819,583	867,199	927,933
	2,217,928	2,367,553	2,274,546	2,482,997	2,543,569	2,649,259

Interest bearing
Savings accounts and time deposits	6,264,072	6,645,164	6,816,812	6,909,335	7,280,989	7,343,069
Total deposits	8,482,000	9,012,717	9,091,358	9,392,332	9,824,557	9,992,328

OTHER INTEREST BEARING LIABILITIES

Chilean Central Bank borrowings
Credit lines for renegotiations of loans	6,120	5,752	5,487	5,080	4,605	4,307
Other Central Bank borrowings	124,311	166,067	184,147	134,417	237,241	102,145
Total Central Bank borrowings	130,431	171,819	189,634	139,497	241,846	106,452
Investments sold under agreements to repurchase	96,447	149,641	73,434	19,929	167,280	158,899
Mortgage finance bonds	621,469	592,837	560,334	530,206	509,697	484,368
Other borrowings
Bonds	448,214	562,778	559,165	565,653	562,285	747,098
Subordinated bonds	390,756	390,984	490,974	490,416	491,133	477,041
Borrowings from domestic financial institutions	0	3,590	3,777	0	0	0
Foreign borrowings	1,547,899	1,637,251	924,776	812,267	615,930	1,164,200
Other obligations	47,421	53,338	43,235	64,193	70,047	52,409
Total other borrowings	2,434,290	2,647,940	2,021,926	1,932,529	1,739,394	2,440,748
Total other interest bearing liabilities	3,282,637	3,562,237	2,845,328	2,622,161	2,658,217	3,190,467

DERIVATIVES	277,760	289,098	307,621	355,922	375,290	365,167

OTHER LIABILITIES
Contingent liabilities	934,634	1,031,766	964,924	1,024,048	1,012,880	1,116,959
Other	340,261	224,683	228,038	202,115	327,831	302,219
Minority interest	1,518	1,442	1,489	1,522	17,464	17,888
Total other liabilities	1,276,413	1,257,890	1,194,451	1,227,685	1,358,175	1,437,066

SHAREHOLDERS' EQUITY
Capital and reserves	1,087,152	940,206	962,424	959,757	1,244,996	1,075,377
Income for the period	64,434	144,779	224,713	285,582	72,189	152,676
Total shareholders' equity	1,151,586	1,084,985	1,187,137	1,245,339	1,317,185	1,228,053

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified

CONSOLIDADTE INCOME STATEMENT

INTEREST REVENUE AND EXPENSE
Interest revenue	217,595	341,190	356,538	253,529	288,317	380,183
Interest expense	(91,706)	(167,941)	(180,320)	(116,630)	(132,425)	(188,020)
Net interest revenue	125,889	173,249	176,217	136,899	155,892	192,163
PROVISIONS FOR LOAN LOSSES	(25,471)	(21,760)	(36,277)	(39,514)	(36,331)	(45,214)

FEES AND INCOME FROM SERVICES

Fees and other services income	46,540	49,418	50,458	51,910	55,370	57,641
Other services expenses	(8,210)	(9,651)	(8,211)	(9,705)	(10,261)	(10,534)
Total fees and income from services, net.	38,330	39,767	42,247	42,205	45,109	47,107

OTHER OPERATING INCOME
Net gains from trading and brokerage activities	43,308	39,291	(5,056)	22,772	15,492	(628)
Foreign exchange transactions, net	(19,997)	(29,750)	5,499	(4,460)	(5,262)	5,167
Total Market related income	23,311	9,541	443	18,312	10,230	4,539
Other operating income (loss), net	(7,770)	(9,133)	(8,188)	(7,869)	(10,537)	(11,298)
Total other operating income	15,541	408	(7,745)	10,443	(307)	(6,759)

OPERATING EXPENSES
Personnel salaries and expenses	(34,005)	(39,132)	(38,468)	(48,118)	(37,664)	(42,879)
Administrative and other expenses	(25,836)	(27,607)	(27,563)	(29,943)	(28,604)	(30,354)
Depreciation and amortization	(9,076)	(9,888)	(9,650)	(10,000)	(9,833)	(10,585)
Total operating expenses	(68,917)	(76,626)	(75,680)	(88,061)	(76,101)	(83,818)

OTHER INCOME AND EXPENSES
Non-operating income (loss), net	(11,017)	(8,522)	6,269	9,055	1,051	5,613
Income attributable to investments in other companies	240	409	219	(82)	134	(728)
Losse s atributable to Minority interest	(65)	(20)	(28)	(41)	(540)	(282)
Total other income and expenses	(10,842)	(8,132)	6,460	8,932	645	4,603

LOSS FROM PRICE-LEVEL RESTATEMENT	2,781	(10,247)	(8,796)	2,480	(2,149)	(13,633)

INCOME BEFORE INCOME TAXES	77,311	96,658	96,427	73,384	86,758	94,449

Income taxes	(12,877)	(16,314)	(16,493)	(12,516)	(14,569)	(13,962)

NET INCOME	64,434	80,345	79,934	60,868	72,189	80,487

Appendix
Client net interest income	124,580	137,291	137,636	141,799	150,071	156,852
Non-client net interest income	1,309	35,958	38,582	(4,900)	5,821	35,311
Total net interest income	125,889	173,249	176,217	136,899	155,892	192,163

Client net interest income	124,580	137,291	137,636	141,799	150,071	156,852
Fee income	38,330	39,767	42,247	42,205	45,109	47,107
Total Client income	162,910	177,058	179,882	184,004	195,180	203,959

Net interest income	125,889	173,249	176,217	136,899	155,892	192,163
Fee income	38,330	39,767	42,247	42,205	45,109	47,107
Core revenues	164,219	213,016	218,464	179,104	201,001	239,270

Net interest margin	3.9%	5.0%	5.0%	4.0%	4.4%	5.5%
Client margin	4.9%	5.1%	5.0%	5.0%	5.1%	5.2%

Financial Ratios
	1Q05	2Q05	3Q05	4Q05	1Q06	2Q 06	3Q06	4Q 06	1Q07	2Q07

Profitability
Return on average equity	20.5%	25.7%	26.8%	21.7%	22.8%	28.7%	27.5%	18.3%	22.4%	25.8%

Capital ratio
BIS	16.2%	13.4%	13.2%	12.9%	14.3%	12.2%	12.8%	12.6%	14.6%	13.0%

Earnings per Share
Net income (nominal Ch$mn)	53,960	62,101	66,433	57,216	64,434	80,345	79,934	60,868	72,189	80,487
Net income per share (Nominal Ch$)	0.29	0.33	0.35	0.30	0.34	0.43	0.42	0.32	0.38	0.43
Net income per ADS (US$)	0.51	0.59	0.69	0.61	0.67	0.81	1.81	0.63	0.74	0.84
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.38%	1.29%	1.17%	1.05%	0.93%	0.79%	0.78%	0.79%	0.80%	0.84%
Reserves for loan losses/past due loans	138.8%	140.9%	132.7%	138.8%	148.5%	166.6%	181.0%	188.1%	204.2%	199.8%

Efficiency
Operating expenses/operating income	41.8%	39.1%	39.9%	45.6%	38.3%	35.9%	35.9%	46.5%	37.9%	36.0%

Market information (period-end)
Stock price	18.6	17.9	22.3	21.6	22.05	20.84	23.5	24.8	25.9	25.2
ADR price	33.13	32.3	43.87	44.6	43.6	40.34	45.25	48.16	49.87	49.54
Market capitalization (US$mn)	6,009	5,858	7,957	8,089	7,908	7,317	8,207	8,735	9,045	8,985

Network
ATMs	1,187	1,225	1,322	1,422	1,395	1,443	1,479	1,588	1,635	1,744
Branches	316	327	335	352	361	367	368	397	410	417

Other Data
Exchange rate (Ch/US$) (period-end)	586.45	578.92	533.69	514.21	527.7	547.31	538.22	534.43	539.37	527.55

Estado Situacion 25/7/07 17:46 P�gina 1

Santander

BANCO SANTANDER CHILE Y SUS FILIALES
ESTADOS DE SITUACION CONSOLIDADOS

ACTIVOS	Al 30 de Junio de 2007 $ (Millones)	Al 30 de Junio de 2006 $ (Millones)
DISPONIBLE	1.031.634,7	1.631.892,3
COLOCACIONES:		
Préstamos comerciales	4.221.007,2	4.121.197,0
Préstamos para comercio exterior	663.312,6	691.169,3
Préstamos de consumo	1.889.267,7	1.636.018,1
Colocaciones en letras de crédito	429.818,7	571.007,5
Contratos de leasing	810.598,1	741.100,3
Colocaciones contingentes	1.115.134,1	1.060.166,4
Otras colocaciones vigentes	2.955.954,7	2.410.467,8
Cartera vencida	105.667,9	91.100,4
Total colocaciones	12.190.761,0	11.322.226,8
Menos: Provisiones sobre colocaciones	(211.112,9)	(151.817,7)
Total colocaciones netas	11.979.648,1	11.170.409,1
OTRAS OPERACIONES DE CREDITO:		
Préstamos a instituciones financieras	350.393,3	150.936,2
Créditos por intermediación de documentos	31.111,5	187.146,2
Total otras operaciones de crédito	381.504,8	338.082,4
INSTRUMENTOS PARA NEGOCIACION	669.059,7	864.080,2
INSTRUMENTOS DE INVERSION		
Disponibles para la venta	673.991,9	558.724,3
Hasta el vencimiento	-.-	-.-
Total Instrumentos de Inversión	673.991,9	558.724,3
CONTRATOS DE DERIVADOS FINANCIEROS	419.416,8	334.495,6
OTROS ACTIVOS	825.189,1	511.243,3
ACTIVO FIJO :		
Activo fijo físico	226.927,2	227.605,4
Inversiones en sociedades	5.706,8	6.832,1
Total activo fijo	232.634,0	234.437,5
TOTAL ACTIVOS	16.213.079,1	15.643.364,7

PASIVOS Y PATRIMONIO	Al 30 de Junio de 2007 $ (Millones)	Al 30 de Junio de 2006 $ (Millones)
PASIVOS		
CAPTACIONES Y OTRAS OBLIGACIONES:		
Acreedores en cuentas corrientes	1.721.326,0	1.617.848,4
Depósitos y captaciones	7.400.348,1	6.887.587,9
Otras obligaciones a la vista o a plazo	870.653,8	765.945,2
Obligaciones por intermediación de documentos	158.899,4	153.935,5
Obligaciones por letras de crédito	484.367,7	609.851,7
Obligaciones contingentes	1.116.958,8	1.061.377,3
Total captaciones y otras obligaciones	11.752.553,8	11.096.546,0
OBLIGACIONES POR BONOS:		
Bonos corrientes	747.098,1	578.929,9
Bonos subordinados	477.041,0	402.205,1
Total obligaciones por bonos	1.224.139,1	981.135,0
PRESTAMOS OBTENIDOS DE ENTIDADES FINANCIERAS Y BANCO CENTRAL DE CHILE:		
Líneas de crédito Bco. Central de Chile para reprogramación	4.306,6	5.916,9
Otras obligaciones con el Banco Central de Chile	102.144,6	170.833,4
Préstamos de instituciones financieras del país	-.-	3.692,6
Obligaciones con el exterior	1.164.199,6	1.684.239,7
Otras obligaciones	52.409,2	54.868,6
Total préstamos de entidades financieras	1.323.060,0	1.919.551,2
CONTRATOS DE DERIVADOS FINANCIEROS	365.167,1	297.395,0
OTROS PASIVOS	302.218,8	231.131,0
Total pasivos	14.967.138,8	14.525.758,2
INTERES MINORITARIO	17.887,6	1.482,9
PATRIMONIO NETO:		
Capital y reservas	1.079.821,3	979.674,1
Otras cuentas patrimoniales	(4.444,6)	(12.484,6)
Utilidad del ejercicio	152.676,0	148.934,1
Total patrimonio neto	1.228.052,7	1.116.123,6
TOTAL PASIVOS Y PATRIMONIO	16.213.079,1	15.643.364,7

ESTADOS DE RESULTADOS CONSOLIDADOS
Por los períodos comprendidos entre el 1° de Enero y el 30 de Junio de 2007

RESULTADOS	2007 $ (Millones)	2006 $ (Millones)
RESULTADOS OPERACIONALES:		
Ingresos por intereses y reajustes	668.500,4	574.822,3
Utilidad por diferencias de precio	39.424,5	116.608,9
Ingresos por comisiones	113.011,4	98.711,8
Utilidad de cambio neta	-.-	-.-
Otros ingresos de operación	3.333,6	2.734,4
Total ingresos de operación	824.269,9	792.877,4
MENOS:		
Gastos por intereses y reajustes	(320.445,1)	(267.099,1)
Pérdida por diferencias de precio	(24.560,3)	(31.639,5)
Gastos por comisiones	(20.794,9)	(18.373,2)
Pérdida de cambio neta	(94,5)	(51.174,9)
Otros gastos de operación	(25.169,3)	(20.122,7)
Margen bruto	433.205,8	404.468,0
Remuneraciones y gastos del personal	(80.542,7)	(75.236,0)
Gastos de administración y otros	(58.957,6)	(54.976,3)
Depreciaciones y amortizaciones	(20.417,7)	(19.508,0)
Margen neto	273.287,8	254.747,7
Provisiones por activos riesgosos	(81.545,1)	(48.586,3)
Resultado operacional	191.742,7	206.161,4

	2007 $ (Millones)	2006 $ (Millones)
RESULTADOS NO OPERACIONALES:		
Ingresos no operacionales	11.762,8	7.418,7
Gastos no operacionales	(5.099,1)	(27.517,5)
Utilidad por inversiones en sociedades	(593,9)	667,7
Corrección monetaria	(15.781,8)	(7.681,0)
Resultado antes de impuesto	182.030,7	179.049,3
Provisión para impuesto	(28.533,0)	(30.028,8)
Resultado después de impuesto	153.497,7	149.020,5
Interés minoritario	(821,7)	(86,4)
UTILIDAD DEL EJERCICIO	152.676,0	148.934,1

ROBERTO JARA CABELLO
Gerente de Contabilidad

OSCAR VON CHRISMAR CARVAJAL
Gerente General

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: August 29, 2007	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero
Title: General Counsel